Mail Stop 3561

May 6, 2008

Kenneth McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, California 90066

> **Re: Stamps.com Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2008**
> **File No. 0-26427**

Dear Mr. McBride:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Director Compensation Table, page 8

1. Please clarify that the option award amounts were the amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. See Item 402(k)(2)(iv) of Regulation S-K. Also disclose the assumptions made in the valuation by reference to a discussion of all assumptions in the registrant's financial statements, footnotes to the financial statements or discussion in the management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K. Please provide similar disclosure in the notes to the summary compensation table. See Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Compensation Discussion and Analysis, page 23

2. Please ensure that your compensation discussion and analysis precedes the executive compensation tables. Compensation discussion and analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section II.B.1 of Securities Act Release 8732A.

Overall Methodology of Setting Compensation, page 23

3. We note your disclosure that you used peer group benchmarks generated by Culpepper & Associates and Equilar, Inc. in your compensation-setting methodology. You have identified the companies in the Culpepper peer groups, but you have not identified the components of the Culpeper Weighted Average Benchmark or the Equilar peer groups. Please identify the companies in the benchmarks. See Item 402(b)(2)(xiv) of Regulation S-K.

Non-Equity Incentive Plan Compensation, page 25

4. You have not disclosed the performance objectives necessary for the executives to receive the annual non-equity incentive you discuss. Please disclose or, to the extent you believe disclosure of the company's and individual's performance targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the performance targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Equity Incentives, page 26

5. Please revise to discuss any material differences in the policies and decisions made with respect to compensation paid to different named executive officers. For example, there is some disparity in the option awards granted to your named executive officers, however, this discussion does not appear to address why those disparities exist or how they were determined. Also, you disclose the percentage levels at which your named executive officers held stock and options, but you have not indicated whether you have specific ownership goals relative to the benchmarks. Please revise or advise.

Certain Relationships and Related Transactions, page 32

6. Please state whether your policies and procedures for the review, approval or
    ratification of any related person transaction are in writing and, if not, how such
    procedures are evidenced. See Item 404(b) of Regulation S-K. Please expand the
    disclosure regarding your policies and procedures to discuss the standards to be
    applied and the types of transactions that are covered by such policies and
    procedures.

*****

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director